

U.S. Securities and Exchange Commission

Division of Investment Management

January 23, 2023

VIA E-mail

Harry S. Pangas
Dechert LLP
1900 K Street NW
Washington, DC 20006

      Re: Investcorp US Institutional Private Credit Fund
           File Nos. 000-56501

Dear Mr. Pangas:

On December 8th, 2022, you filed a registration statement on Form 10 on behalf of the Investcorp US Institutional Private Credit Fund (the "<u>Company</u>"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

<u>Explanatory Note</u>

1. Within the Explanatory Note on page one, under the bolded language detailing why the investment might be considered speculative, please also provide in bullet points as applicable, that:

    a. Company Shares will not be registered under the Securities Act of 1933 and will be subject to substantial restrictions on transfer. Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company;

b. The Company intends to invest primarily in privately-held funds for which very little public information exists. Such investments are also generally more vulnerable to economic downturns and may experience substantial variations in operating results; and

c. The privately-held funds and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid; below investment grade securities, which are often referred to as "junk" have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal;

d. The Company has elected to be regulated as a BDC under the Investment Company Act of 1940 (the "Act"), which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

e. The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company's performance (e.g., waiver of the Adviser's Fee as noted in the Risk Factor discussion);

f. The corresponding risks of capital being returned through distributions (e.g., that this may reduce an investor's adjusted tax basis in the Shares, thereby increasing the investor's potential taxable gain or reducing the potential taxable loss on the sale of Shares);

Item 1 – Business

2. Within Item 1, pertaining to "The Fund", please add disclosure specifying the exemption(s) upon which the Company expects to rely for the private offering of shares and capital commitments.

3. Within the third paragraph of Item 1, the Company discloses that "The Fund will invest primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $15 million through first lien, *unitranche* [emphasis added], second lien, and unsecured debt financing, often with corresponding equity co-investments. "

   a. Please explain the term "unitranche" in plain English; and

   b. Please briefly describe the form that "corresponding equity co-investments" will take, and disclose any targeted allocation between loans and equity investments. Please explain supplementally how the Company and the Adviser will comply with Condition 5 of Investcorp's co-investment exemptive order in situations where the Company and affiliates make investments in different classes of securities issued by a portfolio company.

    c.   Please clarify whether the Company intends to engage primarily in loan origination. Further, please disclose if the Company intends to originate and/or invest in covenant-lite loans, and if so, briefly describe related risks.

    d.   Please disclose the Company's 80% investment policy in this sub-section.

4.   Within the fourth paragraph of Item 1, the Company discusses types of investments it will invest in. Please also include a discussion of credit quality and maturity requirements with respect to the Company's investments. Furthermore, please also clarify, if accurate, that the securities that the Company intends to invest in will generally not be rated, and those investments that are rated, would be rated below investment grade.

5.   In "The Fund" sub-section of Item 1, please also disclose that:

    a.   On May 26, 2022, Investcorp Trading Limited, an affiliate of the Advisor, purchased 1,250,000 common shares of beneficial interest of the Company at $20.00 per share. Please disclose the terms of any arrangements between the Company and that affiliate with respect to its investment in the Company. Please disclose briefly any conflicts of interest that may arise as a result of such investment.

    b.   The Company has commenced its loan origination and/or investment activities, as applicable, and cross reference the relevant sections of the Registration Statement that provide more detailed information about the Company's current investments.

6.   Please disclose that the Company has a wholly-owned subsidiary, US Investcorp Private Credit SPV LLC, and briefly describe the purpose of the special purpose vehicle. Please note that "Subsidiary," when used in the comments below, refers to an entity (regardless of whether or not the Company set up the entity) that (1) is primarily controlled by the Company (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any Subsidiary of the Company, please disclose that:

    a.   The Company will comply with the provisions of the Act governing capital structure and leverage (Section 61) on an aggregate basis with the subsidiary so that the Company treats the Subsidiary's debt as its own.

    b.   Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company's and the subsidiary's investment advisory agreements may be combined.

    c.   The subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.

d. The subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

e. If the Company will only invest through wholly-owned Subsidiaries, the Company does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Company. "Primarily controlled" means (1) the Company controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act , and (2) the Company's control of the unregistered entity is greater than that of any other person.

f. Please also confirm in correspondence that: (1) the subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the subsidiary's expenses will be included in "Other Expenses" in the Company's fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder (4)whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not?

7. Although the staff notes that the Company does disclose that it is non-diversified on page 55, please disclose this fact earlier within Item 1.

8. Within Item 1, please disclose the consequences of an investor failing to honor obligations in connection with the terms of the Subscription Agreement (e.g., failure to honor a Capital Commitment or Catch- Up Purchase).

9. Please update the data points regarding assets under management for the Adviser and Investcorp Group provided on page 3, which are currently stated as June 30, 2022.

10. The subsection on page 4 titled "The Private Offering" appears to be misnamed. The section describes the company's advisory agreement rather than the private offering.

11. Within the subsection titled "Investment Approach" on page 4, the Company states that "The Company defines 'credit obligations and related instruments' for this purpose as any fixed-income instrument, including loans to, and bonds and preferred stock…" Please supplementally explain why it is appropriate to include preferred stock in the definition of credit obligations for purposes of the Company's 80% policy.

12. Within the subsection titled "Investment Approach" on page 4, the Company states that "To the extent we determine to invest indirectly in private credit obligations and related instruments, we may invest through certain synthetic instruments…" Please supplementally discuss whether the Company's only indirect investments in private credit obligations could

be through synthetic instruments. Please disclose the types of synthetic instruments contemplated and relevant risks associates with such investments.

13. Within the subsection titled "Deal Origination" on page 5, please clarify whether the Company will primarily originate loans. If the Company does intend to originate loans, please disclose the following:

   a. Any limits on loan origination by the Company (e.g., the amount of loans originated as a percentage of net assets);

   b. A description of the overall loan selection process to the extent it differs from the process described in selecting issuers in which to invest; and

   c. Whether the Company will be involved in servicing or administering the loans and, if so, (i) a description of its servicing obligations and (ii) whether it will be paid a fee or reimbursement for expenses for such services. Note that the staff may have additional comments depending upon the response.

   d.   Please clarify whether the deal origination process also applies to the selection of issuers in which to invest.

14. Within the second paragraph of the Deal Origination subsection on page 5, the Company discusses the Adviser's Investment Committee. Please consider also including a discussion of the function and composition of Adviser's Investment Committee in this subsection. Although the Staff notes the Adviser's Investment Committee is discussed in latter sections, an expanded discussion here will add clarity to the section.

15. Within the subsection titled "ESG Assessment" on page 7, the company writes "As a result of this process, the Company will not generally invest in companies that are significantly involved in certain industries, product lines or services, *including but not limited to* [emphasis added], tobacco, controversial weapons, the speculative extraction of oil from tar sands and thermal coal." Please:

   a. disclose any other investment restrictions to the extent such restrictions exist;

   b. identify examples of ESG criteria the company considers in its investment selection process; and,

   c. please clarify whether such ESG criteria are applied to all of the Company's investments or only a specific selection of investments.

16. In the sub-section titled "Drawdowns; Investment Period" on page 10, the disclosure states that additional information regarding subsequent closings is provided in a separate sub-section. However, there does not appear to be such an additional discussion in the Registration Statement. Please include the additional information regarding subsequent closings.

17. Within the last paragraph of the subsection titled "competitive strengths" ending on page 13, the Company states in may invest in Original Issue Discount ("OID") and Payment-in-Kind ("PIK") securities. Please briefly explain OID and PIK securities in plain English.

18. On Page 62, within the section discussing the risks associated with OID securities, please include the following risks:

    a. Use of PIK and OID securities may provide certain benefits to the fund's adviser including increasing management fees and incentive compensation;

    b. The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets; and

    c. The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

19. Please clarify whether the subsection titled "Investment Criteria" on page 13 applies to the Company's origination of loans or to portfolio companies in which it may invest.

20. Within the seventh paragraph of the subsection titled "Investment Criteria," on page 14, the Company writes, "We target investment opportunities in which we will be a significant investor in the tranche…" Please explain what it means to be a "significant investor in the tranche."

21. Please supplementally confirm that the descriptions of the income incentive fee and capital gains incentive fee arrangements on page 16 are consistent with the disclosure in the Investment Advisory Agreement between Investcorp US Institutional Private Credit Fund and CM Investment Partners LLC. Please consider:

    a. Adding a graphical illustration of the incentive fee and hurdle rate;

    b. Including a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section; and

    c. Disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

22. Within the fifth paragraph of the discussion of Incentive Fees, ending on page 17, the Company writes that, "Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as OID), debt instruments with PIK interest and zero coupon securities, accrued income that the Company may not have received in cash." Within this paragraph, please:

      a.   Add a cross reference to the risk factor(s) discussing the types of investments with deffered interest features; and

      b.   Clarify whether the Adviser is obligated to reimburse the Company for incentive fees if the company incurs losses or fails to receive deffered income which was previously accrued.

23. In a separate sub-section following the discussion of the Adviser's compensation on page 16, please provide a detailed lists of categories of costs and expenses that will be borne by the Company and the Adviser respectively.

24. In the sub-section describing the Administration Agreement on page 17, please disclose how the Administrator will be compensated for its services.

25. In the sub-section describing the Adviser's proxy policies on page 21, the disclosure states that the Adviser will vote proxies "in what the Adviser perceives to be the best interest of the Adviser's clients' *shareholders*." (emphasis added). Please delete the reference to shareholders, see Rule 206(4)-6 under the Advisers Act.

26. The Staff notes that the Company does not disclose that it will seek to invest in foreign investments until page 27. Given that the company's 80% test for purposes of Rule 35d-1 focuses on U.S. companies, please briefly describe the company's foreign investments earlier in Item 1 to avoid investor confusion.

Item 1A – Risk Factors
27. Section 1A appears to be over 20 pages in length. Please consider adding a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. Please consider adding this summary of bullet points in the beginning of the Form 10 (e.g., in or after Forward-Looking Statements). Furthermore, please review risk factors and group similar factors together under the related heading (e.g., "current environment" may include discussions of covid-19 and geopolitical factors while "conflicts of interest" can include those involving the adviser and affiliated funds and accounts).

28. Within Item 1A, pertaining to investment risks, please consider disclosing the discontinuation of LIBOR and transition to a new reference rate as a risk that could cause actual results to differ materially from those expressed or forecast in the forward-looking statements.

29. The Staff notes that Item 1A begins with a discussion of risks pertaining to COVID 19. As applicable, please consider organizing the discussion of principal risks in order in order of importance to the company, with the most significant risks appearing first.

30. Within the subsection titled "Risks Relating to Our Business and Structure" on page 38, please review and revise the disclosure starting that the Company may be considered a "blind pool" offering that "neither we nor the adviser has presently identified, made investments in or contracted to make any investments." As the June 30, 2022 financial statements include a schedule of investments, the disclosure appears incorrect.

31. Within the subsection titled "We may borrow money, which would magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us" on page 40, please disclose whether the use of leverage may increase the management fee paid to the Adviser.

32. Within the subsection titled "The interest rates of any of our term loans to our portfolio companies might be subject to change based on recent regulatory changes" on page 41, the disclosure states that LIBOR is used as a reference rate for term loans the Company intends to make, as well as the basis for the minimum interest rate floors for the terms of the Company's debt investments. Please confirm this disclosure is accurate.

   With the same section (on page 42), within the second sentence of the first paragraph, please disclose the identity of the "partner company" and describe the term loan or add a cross reference to the discussion appearing later in the registration statement. Furthermore, please clarify if the term loan is the same loan as the Capital One Revolving Financing Agreement.

33. In the sub-section titled "Potential conflicts in calculation of certain company costs and expenses" on page 43, the disclosure states that "[a] potential conflict of interest exists in the Adviser's determination whether certain costs or expenses that are incurred in connection with the operation of the Company meet the definition of Company operational expenses for which we are responsible, or whether such expenses should be borne by the Adviser." The disclosure appears inconsistent with Section 15(a)(1) of the Act, which requires that the Investment Advisory Agreement "precisely describe all compensation to be paid thereunder." Please revise.

34. Within the subsection titled "Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited" on page 44, please discuss why the derivatives risk management program is a risk for the Company. Please clarify whether the Company intends to qualify for the limited derivatives user exception under Rule 18f-4 under the Act.

35. On Page 47, the staff notes that the Company includes a discussion of Preferred Stock. Please supplementally confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

36. Within the ESG disclosure on page 63, under the section titled "We are subject to risks related to corporate social responsibility" please disclose as applicable, that because ESG is but one of a number of factors the Adviser considers in making an investment in a portfolio company, a company that scores poorly on ESG may be selected if it scores strongly on other factors that are considered.

Item 2 – Financial Information
37. Please use up-to-date financial information. The information in the section titled "Portfolio and Investment Activity" on page 68 is from June 30, 2022.

38. Please review and revise the disclosure in the sections entitled "Expenses" and "Net investment loss" on page 70. The numerical amounts do not agree to the June 30, 2022 Statement of Operations.

39. In the subsection titled "Quantitative and Qualitative Disclosures About Market Risk disclosure" on Page 73, please include quantitative disclosure about market risk in accordance with Item 2 of Form 10 and Item 305 of Regulation S-K.

40. In the subsection titled "Board of Trustees and Executive Officers" on page 76, please disclose the Trustees' term of office in accordance with Item 5 of Form 10 and Item 401 of Regulation S-K.

Item 6. Executive Compensation

41. To the extent applicable, please disclose that Company's officers receive separate compensation from the Adviser.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder

42. Please include the disclosure required by Item 9 of Form 10 and Item 201(c) of Regulation S K.

Item 10 - Recent Sales of Unregistered Securities

43. Please supplementally confirm whether the May 26th, 2022 purchase of 1,250,000 shares by an affiliate represent the only outstanding Shares of the Company.

$$*\quad*\quad*\quad*\quad*\quad*$$

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (617) 573-4521.

Sincerely,

/s/ Timothy Worthington

cc: Asen Parachkevov, Branch Chief
       Andrea Ottomenelli Magovern, Assistant Director